Exhibit 99.1

Youku Tudou Announces the Appointment of Chief Financial Officer

BEIJING, China, May 6, 2015 —Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announces the appointment of Hugh Wu as the Senior Vice President and Chief Financial Officer, effective May 6, 2015.

Hugh Wu has nearly 16 years of senior financial management experience from renowned multinational and domestic corporations. Before joining Youku Tudou, Hugh served as Chief Financial Officer of Lenovo China and Asia Pacific Emerging Markets, excluding Australia, New Zealand, and Japan (APEM), and Vice President of Lenovo Group, responsible for managing a 300-member finance team. Hugh was also in charge of managing all of Lenovo Group’s wholly-owned entities and joint ventures in China and APEM. Prior to Lenovo Group, Hugh served as the Senior Finance Controller at Microsoft Greater China, Chief Financial Officer and Executive Director of BOD at Hc360.com, and Chief Financial Officer at Lenovo Mobile.

Hugh is the Counsel Trustee of the Chartered Institute of Management Accountants (CIMA)’s China Advisory Committee, a fellowship member of U.K. CIMA, and a member of U.S. Chartered Global Management Accountants (CGMA). He is also the Deputy Chairman of Zhongguancun Listed Company Association. Hugh graduated from Beijing Foreign Studies University. He also earned a Master’s Degree in Management from University of Bath.

“Our executive leadership team is now more complete and powerful with Hugh Wu joining us as Chief Financial Officer, which follows the recent appointments of Senior Vice President Jerry Li, Chief Product Officer Teddy Gu and Chief Operating Officer Edward Su,” said Victor Koo, Chairman and CEO of Youku Tudou. “Within the framework of our new multi-business unit and content center structure, I believe this experienced executive team will work with unprecedented vigor to implement our business strategies and build Youku Tudou’s multiscreen entertainment and media ecosystem.”

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

For more information, please contact:

Chang You

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x 8066

Email: changyou@youku.com